EXHIBIT 11

                        THE STRIDE RITE CORPORATION
                    CALCULATION OF NET INCOME PER SHARE
             FOR THE FIVE FISCAL YEARS ENDED DECEMBER 1, 1995

                 Nov. 29,   Nov. 27,   Dec. 3,   Dec. 2,   Dec. 1,
                  1991       1992       1993      1994      1995

Calculation of
shares:

Weighted average
number of
common shares
outstanding    51,086,310  51,259,960  50,619,238  49,811,244  49,482,000

Common shares
attributable
to assumed
exercise of
dilutive stock
options and
stock purchase
rights using
the treasury
stock method      570,562    295,717     192,551      92,964      298,000

Average common
shares and
common equivalent
shares
outstanding    51,656,872  51,555,677   50,811,489   49,904,208  49,780,000

Net income
(loss)
available for
common stock  $65,960,000 $61,506,0001 $58,291,0002 $19,798,000 ($8,430,000)3


Primary and
fully diluted
net income
(loss) per
share               $1.28       $1.191       $1.152        $.40       ($.17)3


1. Net income and net income per common share in 1992 included nonrecurring charges of $18,319,000 (an after-tax charge of $11,087,000 or $.22 per share).

2. Net income and net income per common share in 1993 included nonrecurring charges of $7,200,000 (an after-tax charge of $4,274,000 or $.08 per share). Net income and net income per common share in 1993 were also reduced by the cumulative effect of change in accounting principle related to income taxes, which amounted to $2,034,000 or $.04 per share, respectively.

3. Net income (loss) and net income (loss) per common share in 1995 included nonrecurring charges of $16,573,000 ($9,972,000, net of income taxes, or $.20 per share).